SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 01, 2026

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated September 01, 2026 “CHANGES TO THE AUDIT COMMITTEE”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: September 01, 2026    By: /s/ Henriette Hooijer
        Name: Henriette Hooijer
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)

CHANGES TO THE AUDIT COMMITTEE
DRDGOLD shareholders (“Shareholders”) are referred to the previous announcement published on SENS on 24 October 2025, wherein the Company advised, inter alia, that, following a review of the tenure of Mr Johan Holtzhausen as a non-executive director of DRDGOLD, the board of directors of DRDGOLD (“Board”) had resolved that Mr Holtzhausen’s tenure would conclude at the 2026 Annual General Meeting (“2026 AGM”) of the Company. Accordingly, Mr Holtzhausen will step down from the Board with effect from the conclusion of the 2026 AGM.
Consequently, the Board has resolved to appoint Ms Charmel Flemming as the successor to Mr Holtzhausen as chair of the DRDGOLD audit committee (“Audit Committee”), with effect from the conclusion of the 2026 AGM.
Ms Flemming was appointed to the Board as an independent non-executive director of DRDGOLD on 1 August 2020. She is a Chartered Accountant with more than 15 years’ experience in the financial services industry and has extensive expertise in finance, governance, risk management and audit oversight.
The Board is satisfied that Ms Flemming possesses the requisite qualifications, experience and expertise to effectively discharge the responsibilities of chair of the Audit Committee.

Johannesburg
1 September 2026
Sponsor
One Capital